UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

Dunkin’ Brands Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

265504100

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 265504100

Schedule 13G

1.	NAMES OF REPORTING PERSON Bain Capital Integral Investors 2006, LLC EIN No.: 20-4345223
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 21,945,076 Shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 21,945,076 Shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,945,076 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.26%
12.	TYPE OF REPORTING PERSON OO-Other

Cusip No. 265504100

Schedule 13G

1.	NAMES OF REPORTING PERSON BCIP TCV, LLC EIN No.: 06-1665410
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 203,174 Shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 203,174 Shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,174 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.17%
12.	TYPE OF REPORTING PERSON OO-Other

Cusip No. 265504100

Schedule 13G

1.	NAMES OF REPORTING PERSON BCIP Associates-G EIN No.: 20-2194543
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,348 Shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,348 Shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,348 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.01%
12.	TYPE OF REPORTING PERSON PN-Partnership

Cusip No. 265504100	Schedule 13G

Item 1(a). Name of Issuer

Dunkin’ Brands Group, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices

130 Royall Street Canton, MA 02021

Item 2(a). Name of Person Filing

This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) Bain Capital Integral Investors 2006, LLC (“BC Integral”), a Delaware limited liability company, (2) BCIP TCV, LLC (“BCIP TCV”), a Delaware limited liability company, and (3) BCIP Associates-G (“BCIP-G”), a Delaware limited partnership.

Because Bain Capital Investors, LLC (“BCI”) is the administrative member of each of Integral and BCIP TCV and BCI is the managing general partner of BCIP-G, BCI may be deemed to share voting and dispositive power with respect to the shares of common stock held by BC Integral, BCIP TCV and BCIP-G.

BC Integral, BCIP TCV and BCIP-G have entered into a Joint Filing Agreement, dated February 14, 2012, a copy of which is filed with this Schedule 13G as Exhibit A and pursuant to which BC Integral, BCIP TCV and BCIP-G have agreed to file this statement jointly in accordance with the provisions of rule 13d-1(k) under the Securities Exchange Act of 1934.

Item 2(b). Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons is: c/o John Hancock Tower, 200 Clarendon Street, Boston, MA 02116.

Item 2(c). Citizenship

Each of the Reporting Persons is organized under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities

The class of equity securities of the Issuer to which this filing on Schedule 13G relates is Common Stock, $0.001 par value per share.

Item 2(e). CUSIP Number

The CUSIP number of the Issuer’s Common Stock is 265504100.

Item	3. Not Applicable.

Cusip No. 265504100	Schedule 13G

Item 4. Ownership.

Item 4(a). Amount beneficially owned

This Schedule 13G is being filed on behalf of the Reporting Persons. The Reporting Persons may be deemed to beneficially own in the aggregate 22,154,598 shares of the Issuer’s Common Stock, representing, in the aggregate, 18.44% of the Issuer’s Common Stock. The percentage of Common Stock held by the Reporting Persons is based on 120,157,900 shares of Common Stock of the Issuer outstanding as of September 24, 2011 (the “Outstanding Shares”), as reported in the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on November 1, 2011.

BC Integral, BCIP TCV and BCIP-G (collectively, the “Funds”) are, along with investment funds affiliated with Thomas H. Lee Partners, L.P. and investment funds affiliated with The Carlyle Group (collectively, the “Sponsors”), each party to an Amended and Restated Stockholders Agreement and a Coordination Agreement which requires each of the Sponsors to vote together in respect of the selection of certain directors and certain other stockholder actions and also provides for coordination among the Sponsors in connection with certain sales of shares of Common Stock by any of them. Because of these agreements, the Sponsors may be deemed to be a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended. Each Fund hereby disclaims beneficial ownership of the shares of Common Stock owned by any person other than such Fund.

The following shares were owned by the Reporting Persons on December 31, 2011:

BC Integral owned 21,945,076 shares of the Issuer, representing approximately 18.26% of the Outstanding Shares.

BCIP TCV owned 203,174 shares of the Issuer, representing approximately 0.17% of the Outstanding Shares.

BCIP –G owned 6,348 shares of the Issuer, representing less than 0.01% of the Outstanding Shares.

Item 4(b). Percent of Class

See Item 4(a) hereof.

Item 4(c). Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote:

BC Integral     21,945,076

BCIP TCV     203,174

BCIP–G     6,348

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of:

BC Integral     21,945,076

BCIP TCV     203,174

BCIP–G     6,348

Cusip No. 265504100	Schedule 13G

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8. Identification and Classification of Members of the Group

See Item 4(a).

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

Not Applicable.

Cusip No. 265504100	Schedule 13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

BAIN CAPITAL INTEGRAL INVESTORS 2006, LLC By: Bain Capital Investors, LLC its administrative member

/s/ Mark E. Nunnelly
Mark E. Nunnelly Managing Director

BCIP TCV, LLC By: Bain Capital Investors, LLC its administrative member

/s/ Mark E. Nunnelly
Mark E. Nunnelly Managing Director

BCIP ASSOCIATES-G By: Bain Capital Investors, LLC its managing partner

/s/ Mark E. Nunnelly
Mark E. Nunnelly Managing Director

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated February 14, 2012

BAIN CAPITAL INTEGRAL INVESTORS 2006, LLC By: Bain Capital Investors, LLC its administrative member

/s/ Mark E. Nunnelly
Mark E. Nunnelly Managing Director

BCIP TCV, LLC By: Bain Capital Investors, LLC its administrative member

/s/ Mark E. Nunnelly
Mark E. Nunnelly Managing Director

BCIP ASSOCIATES-G By: Bain Capital Investors, LLC its managing partner

/s/ Mark E. Nunnelly
Mark E. Nunnelly Managing Director